Madison Funds
550 Science Drive
Madison, WI  53711
(writer's direct dial) 608-216-9114

March 5, 2018

BY EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:  Madison Covered Call & Equity Strategy Fund
      File No. 811-21582
     Form N-CSR Filing

Dear Sir/Madam:

Filed electronically herein in html format are the registrant's certified financial statements, the additional matters required by Form N-CSR and the applicable certifications and attachments to the Form.

If you have any questions, please call me at the number above.

Respectfully submitted,

(signature)

Kevin S. Thompson
Chief Compliance Officer and Chief Legal Officer

Enclosures